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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of September 2006
                        Commission File Number: 001-32229

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                             HOMEX DEVELOPMENT CORP.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes         [ ]     No        [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. regarding the Company's naming of David Sanchez-Tembleque as Chief Executive Officer, effective October 1, 2006. He will succeed Gerardo de Nicolas, who will become Homex's Chief Strategic Officer and head of the Executive Committee. Attached hereto is a copy of the press release dated September 21, 2006.

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                          HOMEX EXPANDS MANAGEMENT TEAM

    CULIACAN, Mexico, Sept. 21 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B. de C.V. (Homex or the company) (NYSE: HXM, BMV: HOMEX), has named David Sanchez-Tembleque Chief Executive Officer, effective October 1, 2006. He will succeed Gerardo de Nicolas, who will become Homex's Chief Strategic Officer and head of the Executive Committee. Mr. Sanchez-Tembleque joins Homex from INFONAVIT, Mexico's leading mortgage lender, with assets of more than US$40 billion, where he served as Deputy General Director of Strategic Planning and Finance.

    "David Sanchez-Tembleque is one of the more experienced executives in the Mexican housing sector," commented Eustaquio de Nicolas, Chairman of the Board of Homex. "In his role at INFONAVIT, David helped drive the development of the Mexican housing sector with progressive initiatives, such as the securitization of mortgages. David brings to Homex an in-depth knowledge of the housing and mortgage markets as well as an enthusiasm and fresh perspective to help drive Homex to the next level of profitable growth."

    "This is a very significant event for Homex, further distinguishing our Company as a world-class homebuilder," added Gary R. Garrabrant, Vice-Chairman of Homex and CEO of Equity International, a major Homex shareholder.

    The total homebuilding market in Mexico is over US$20 billion annually, and economic trends point to continued growth. Under Gerardo de Nicolas' leadership, Homex has experienced a CAGR of 79 percent in revenues over the last five years and has successfully expanded its operations into the largest markets in Mexico.

    "In order to focus more aggressively on growth opportunities for Homex, the Board and I agreed that I should concentrate more on strategic planning and assessment of new markets for the Company, while David would focus on operations, finance and the investment community. I look forward to tackling the opportunities ahead and am very pleased that David has joined our leadership team," said Gerardo de Nicolas.

    Prior to his service with INFONAVIT, Mr. Sanchez-Tembleque was the head of corporate finance and investor relations at BBVA Bancomer, one of Mexico's largest financial institutions. Earlier, he held several senior management positions with BBVA Bancomer, including director of strategic planning and finance of Bancomer's mortgage business. Mr. Sanchez-Tembleque has an undergraduate degree in economics from Universidad Santiago de Compostela, in Spain, and earned his MBA from Tulane University.

    About Homex

    Desarrolladora Homex, S.A.B. de C.V. (NYSE: HXM, BMV: HOMEX) is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on revenues, number of homes sold and net income.

    For additional corporate information, please visit the Company's web site at: www.homex.com.mx

SOURCE  Desarrolladora Homex, S.A. de C.V.
    -0-                             09/21/2006
    /CONTACT:  Investor Contacts: investor.relations@homex.com.mx, or Carlos
J. Moctezuma, Investor Relations Officer of Desarrolladora Homex, S.A. de C.V., +52-667-758-5838, cmoctezuma@homex.com.mx/
    /Web site:  http://www.homex.com.mx /

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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                HOMEX DEVELOPMENT CORP.


                                                By:    /s/ Mario Gonzalez
                                                       -------------------------
                                                Name:  Mario Gonzalez
                                                Title: Chief Financial Officer

Date: September 21, 2006